UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63111/October 15, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14035

In the Matter of

TEAM AMERICA, INC.,	:
TELDAR FINANCIAL, INC. (n/k/a HARLEM	: ORDER MAKING FINDINGS AND
BUSINESS DEVELOPMENT CORP.),	: REVOKING REGISTRATIONS
TELECOMM INDUSTRIES, INC.,	: BY DEFAULT AS TO SEVEN
TELEHUBLINK CORP.,	: RESPONDENTS
TERRA FIRMA TECHNOLOGIES, INC.,	:
TEXON ENERGY CORP.,	:
THATLOOK.COM, INC., AND	:
THC COMMUNICATIONS, INC.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 7, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement have provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 10, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). Respondents were put on notice in the OIP and in the Postponement Order issued on September 16, 2010, that failure to file an Answer would be grounds for finding them in default.[1]

Since none of the remaining Respondents have filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent discussed below. See 17 C.F.R. §§ 201.155(a), .323.

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[1] The proceeding has ended as to Texon Energy Corp., which entered into a settlement with the Commission. Team Am., Inc., Exchange Act Release No. 63079 (Oct. 13, 2010).

Team America, Inc. (CIK No. 860235), is a cancelled Ohio corporation located in Columbus, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 28, 2003, which reported a net loss of over $4.25 million for the prior six months. On September 26, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Ohio, which was dismissed on November 7, 2008. As of August 31, 2010, the company's stock (symbol TMOSQ) was traded on the over-the-counter markets.

Teldar Financial, Inc. (n/k/a Harlem Business Development Corp.) (CIK No. 1137262), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $500 since the company's April 9, 2001, inception.

Telecomm Industries Corp. (CIK No. 87888) is a void Delaware corporation located in Twinsburg, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000. On June 5, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Ohio, which was terminated on March 13, 2002. As of August 31, 2010, the company's stock (symbol TCMM) was traded on the over-the-counter markets.

TeleHubLink Corp. (CIK No. 931073) is a forfeited Delaware corporation located in Andover, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 28, 2001. As of August 31, 2010, the company's stock (symbol THLC) was traded on the over-the-counter markets.

Terra Firma Technologies, Inc. (CIK No. 1302647), is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported no assets, revenues, or net income for the prior three months.

Thatlook.com, Inc. (CIK No. 1057653), is a permanently revoked Nevada corporation located in Stroudsburg, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of over $1.1 million for the prior three months.

THC Communications, Inc. (CIK No. 1098307), is a void Delaware corporation located in Yonkers, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of $341,977 for the prior three months. As of August 31, 2010, the company's stock (symbol THCR) was traded on the over-the-counter markets.

In addition to their repeated failures to file timely periodic reports, these seven Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of these seven Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Team America, Inc., Teldar Financial, Inc. (n/k/a Harlem Business Development Corp.), Telecomm Industries Corp., TeleHubLink Corp., Terra Firma Technologies, Inc., thatlook.com, Inc., and THC Communications, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge